Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Three Months Ended March 31, 2009	Years Ended December 31,
		2008		2007		2006		2005		2004
Earnings Available for Fixed Charges:
(Loss) income before income taxes (a)	$(600,329)	$41,809		$91,956		$101,361		$97,013		$72,107

Add:
Interest Expense (a)	$4,773	$19,832		$16,587		$6,291		$4,110		$1,113
Amortization of debt-related expenses	557	1,932		1,723		559		920		487
Appropriate portion of rents (b)	1,880	7,306		5,400		4,280		3,640		2,920

	7,210	29,070		23,710		11,130		8,670		4,520

Earnings available for fixed charges	$(593,119)	$70,879		$115,666		$112,491		$105,683		$76,627

Fixed Charges:
Interest Expense (a)	$4,773	$19,832		$16,587		$6,291		$4,110		$1,113
Amortization of debt-related expenses	557	1,932		1,723		559		920		487
Appropriate portion of rents (b)	1,880	7,306		5,400		4,280		3,640		2,920

Total Fixed Charges	$7,210	$29,070		$23,710		$11,130		$8,670		$4,520

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)(d)	NM	2.44	x	4.88	x	10.11	x	12.19	x	16.95	x

NM indicates amount is not meaningful
(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2009, the Company had accrued interest related to unrecognized tax benefits of $0.3 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, the Company has not issued any shares of the Company’s preferred stock.
(d)	Earnings for the three months ended March 31, 2009 are inadequate to cover fixed charges and earnings available for fixed charges must be approximately $7.2 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.